Exhibit 99.1

Ruhnn Announces up to US$15 Million Share Repurchase Program

HANGZHOU, China, June 2, 2020 (Globe Newswire) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced its board of directors (the “Board”) has approved a share repurchase program. Under the terms of the approved program, the Company may repurchase up to US$15 million worth of its outstanding American depositary shares (“ADSs”) from time to time for a period not to exceed twelve months from the date hereof. The Company expects to fund the repurchases made under this program from its existing cash balance. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs, regulatory requirements and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and the Company’s securities trading policy, in a manner that is consistent with the interests of shareholders. The Board will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly.

Lei Sun, founder, director and Chief Executive Officer of Ruhnn, commented, “The share repurchase program reflects our commitment to increasing shareholder value and our confidence in the Company’s business fundamentals and long-term prospects.”

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet key opinion leader (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of December 31, 2019, the Company had 159 signed KOLs with an aggregate of 201.5 million fans across major social media platforms in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in generan regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com